PROKOM SOFTWARE SA

02042078

FAX

02 JUN 21 AM 11:18

to: Division of Corporate Finance File No. 82-4700 Securities and Exchange Commission, Washington, DC, USA +1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 20 Jun 2002 pages: 1 +2

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 49.1.3 and 66.4 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the Information by the issuers whose shares were admitted to public exchange.

subject: **THE PROPOSAL OF RESOLUTIONS OF THE GENERAL SHAREHOLDERS' MEETING (28-06-2002)**

The Management Board of Prokom Software S.A. announces the proposal of resolutions to be adopted at the General Shareholders' Meeting held on 28 June 2002 in Gdynia, ul. Slaska 35/37, in the conference room no. 401 – Aula B, starting 12:00 p.m.

Besides the election of the Chairman of the General Shareholders' Meeting, drafting the attendance list, verification of the legal compliance to convene the General Shareholders' Meeting and to cast votes by Participants, approval of the Agenda and election of the Votes Counting Committee, the Management Board of Prokom Software S.A. proposes to adopt the following resolutions:

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

RESOLUTION to point 7 of the Agenda
The General Shareholders' Meeting approves, after consideration, the Management Board report on the operations of the Company for the financial year 2001.

RESOLUTION to point 8 of the Agenda
The General Shareholders' Meeting approves, after consideration, the Supervisory Board Report including the evaluation of the Management Board report on the operations of the Company for the financial year 2001, the financial statement for the financial year 2001 with regard to their conformity with the books and documents, as well as with the actual state of affairs and the evaluation of the proposals of the Management Board on the distribution of profit for the financial year 2001.

RESOLUTION to point 9 of the Agenda
The General Shareholders' Meeting approves the financial statement of Prokom Software S.A. for the financial year 2001. The approval is granted after prior consideration of the financial statement containing the balance sheet, statement of operations, statement of cash flows and the additional information for the year 2001, according to which the balance sheet total amounts to PLN 1,141,604,354.67 (one billion one hundred forty one million six hundred four thousand three hundred and fifty four zloty 67/100), the Company's net income amounts to PLN 56,241,480.36 (fifty six million two hundred forty one thousand four hundred and eighty zloty 36/100), the increase of the net amount of financial resources amounted to PLN 24,567,027.29 (twenty four million five hundred sixty seven thousand and twenty seven zloty 29/100) and after reviewing the additional information and the Report of the Auditor of PricewaterhouseCoopers Sp. z o. o. regarding the audit of the financial statement and the Management Board report on the operations of the Company for the financial year 2001.

RESOLUTION to point 10 of the Agenda
The General Shareholders' Meeting approves the consolidated financial statement of the Capital Group Prokom Software S.A. for the financial year 2001. The approval is granted after consideration of the consolidated financial statement containing the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of cash flows and the additional information to the consolidated financial statement for the financial year of 2001, according to which the consolidated balance sheet total amounts to PLN 1,142,941,000 (one billion one hundred forty two million nine hundred and forty one thousand zloty), the consolidated net income of the Group amounts to PLN 32,289,000 (thirty two million two hundred and eighty nine thousand zloty), the consolidated statement of operations indicates the increase of the net amount of financial resources of PLN 35,632,000 (thirty five million six hundred and thirty two thousand zloty) during the period of one year and after reviewing the additional information and the Report of the Auditor of PricewaterhouseCoopers Sp. z o. o. regarding the audit of the consolidated financial statement and the Management Board report on the operations of the Capital Group Prokom Software S.A. for the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Ryszard Krauze, acting as the President of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Tadeusz Dyrga, acting as the Vice-President of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Piotr Mondalski, acting as the Vice-President of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties during the financial year 2001, by Mr. Mirosław Szturmowicz, acting as the Vice-President of the Management Board of Prokom Software S.A. from 29 June 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Krzysztof Wilski, acting as the Vice-President of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Bogdan Bartkowski, acting as the Member of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Jacek Duch, acting as the Member of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Krzysztof Kardaś, acting as the Member of the Management Board of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mrs. Irena Krauze, acting as the Chairman of the Supervisory Board of the 3rd term of office of Prokom Software S.A during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Leszek Starosta, acting as the Vice-Chairman of the Supervisory Board of the 3rd term of office of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Andrzej Karnabal, acting as the Member of the Supervisory Board of the 3rd term of office of Prokom Software S.A. during the financial year 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Ms. Margot Gralińska during the financial year 2001, acting as the Member of the Supervisory Board of the 3rd term of office of Prokom Software S.A. from 29 June 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Ms. Beata Stelmach during the financial year 2001, acting as the Member of the Supervisory Board of the 3rd term of office of Prokom Software S.A. from 29 June 2001.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Andre Spark during the financial year 2001, acting as the Member of the Supervisory Board of the 2nd term of office of Prokom Software S.A. until 29 July 2001 when his term of office expired.

RESOLUTION to point 11 of the Agenda
The General Shareholders' Meeting approves the performance of duties by Mr. Andrew Kozlowski during the financial year 2001, acting as the Member of the Supervisory Board of the 2nd term of office of Prokom Software S.A. until 29 July 2001 when his term of office expired.

RESOLUTION to point 12 of the Agenda
The General Shareholders' Meeting decides to transfer, in full, the net profit for the financial year 2001, amounting to PLN 56,241,480.36 (fifty six million two hundred forty one thousands four hundred eighty zloty 36/100) to the reserve capital, after reviewing the Supervisory Board evaluation regarding the Management Board proposal on the distribution of the profit generated in the financial year 2001.

RESOLUTION to point 13 of the Agenda

On the basis of § 18.1.2 of the Company's Statutes the General Shareholders' Meeting appoints 2 persons, out of whom at least one meets the standards set forth in § 18.1.2 letter "a"-"e" of the Company's Statutes, to be the Members of the Supervisory Board of the 4th term of office. Their term of office shall be 3 years, starting 28 June 2002 and expiring on the date of the General Shareholders' Meeting granting the approval of the financial statement for the last full financial year of their office as Members of the Supervisory Board.

20 Jun 2002 Krzysztof Wilski
Vice-President of the Management Board